Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are as follows:

Nine Months Ended		Years Ended December 31,
(Millions)	September 30, 2016	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$3,716.5	$4,234.1	$3,496.6	$2,936.9	$2,545.4	$3,077.8
Add back fixed charges	458.7	426.1	396.1	396.0	321.0	296.1
Income as adjusted ("earnings")	$4,175.2	$4,660.2	$3,892.7	$3,332.9	$2,866.4	$3,373.9

Fixed charges:
Interest expense	$414.7	$368.5	$334.0	$336.5	$271.2	$249.4
Portion of rents representative of interest factor	44.0	57.6	62.1	59.5	49.8	46.7
Total fixed charges	$458.7	$426.1	$396.1	$396.0	$321.0	$296.1
Ratio of earnings to fixed charges	9.10	10.94	9.83	8.42	8.93	11.39